                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                               SCHEDULE 13D
                           (Amendment No. 6) *

                Under the Securities Exchange Act of 1934

         Meritage Hospitality Group Inc., a Michigan corporation
         ________________________________________________________
                             (Name of issuer)

                       Common Stock, $.01 par value
         _______________________________________________________
                      (Title of class of securities)

                               59000K 10 1
         _______________________________________________________
                                (CUSIP number)

                         Robert E. Schermer, Jr.
                         Executive Vice President
                          Meritage Capital Corp.
                     40 Pearl Street, N.W., Suite 900
                      Grand Rapids, Michigan  49503
                              (616) 776-2600
        __________________________________________________________
       (Name, address and telephone number of person authorized to receive notices and communications)

                             August 29, 1996
         (Date of event which required filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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          CUSIP NO.  59000K       Schedule 13D
          10 1

           1  NAME OF REPORTING PERSON
              S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Meritage Capital Corp.
              65 - 0457574

           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [ ]

              (b)  [X]

           3  SEC USE ONLY


           4  SOURCE OF FUNDS

              SC

           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO TIME 2(d) OR 2(e)

              [ ]

           6  CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida, United States

                        7   SOLE VOTING POWER

                            -0-
           NUMBER OF    8   SHARED VOTING POWER
             SHARES
          BENEFICIALLY      1,551,300
            OWNED BY
              EACH      9   SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH       -0-

                       10   SHARED DISPOSITIVE POWER

                            1,551,300

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              1,551,300

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

              [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.6%

          14  TYPE OF REPORTING PERSON

              CO

          CUSIP NO.  59000K       Schedule 13D
          10 1


           1  NAME OF REPORTING PERSON
              S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Christopher B. Hewett

           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [ ]

              (b)  [X]

           3  SEC USE ONLY


           4  SOURCE OF FUNDS

              PF

           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO TIME 2(d) OR 2(e)

              [ ]

           6  CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

                        7   SOLE VOTING POWER

                            8,000

           NUMBER OF    8   SHARED VOTING POWER
             SHARES
          BENEFICIALLY       1,551,300
            OWNED BY
              EACH      9    SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH        8,000

                       10   SHARED DISPOSITIVE POWER

                            1,551,300

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              1,559,300

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

              [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.8%

          14  TYPE OF REPORTING PERSON

              IN

          CUSIP NO.  59000K       Schedule 13D
          10 1


           1  NAME OF REPORTING PERSON
              S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Robert E. Schermer, Jr.

           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [ ]

              (b)  [X]

           3  SEC USE ONLY

           4  SOURCE OF FUNDS

              PF

           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO TIME 2(d) OR 2(e)

              [ ]

           6  CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

                        7   SOLE VOTING POWER

                            1,200

           NUMBER OF    8   SHARED VOTING POWER
             SHARES
          BENEFICIALLY       -0-
            OWNED BY
              EACH      9   SOLE DISPOSITIVE POWER
           REPORTING
          PERSON WITH       1,200

                       10   SHARED DISPOSITIVE POWER

                            -0-

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              1,200

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

              [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.04%

          14  TYPE OF REPORTING PERSON

              IN

     This is the sixth amendment to a statement on Schedule 13D originally filed on September 29, 1995 (the Original Statement ) with respect to the common stock, $.01 par value of Meritage Hospitality Group Inc., a Michigan corporation formerly known as Thomas Edison Inns, Inc. (the Issuer ). This amendment is being filed for clarification purposes, not because of a specific event requiring the filing of an amendment.


Item 1.  Security and Issuer.

     Item 1 is amended with the following changes:

     Thomas Edison Inns, Inc. (the Issuer ) changed its name to Meritage Hospitality Group Inc. on May 21, 1996.


Item 2.  Identity and Background.

     Item 2 is amended with the following changes:

     Meritage Hospitality Group Incorporated, a Florida corporation
( MCC ), changed its name to Meritage Capital Corp. on March 11, 1996.

     Christopher B. Hewett ( Hewett ) is currently the Issuer s President and Chief Executive Officer and a member of the Issuer s Board of Directors.

     (c) Robert E. Schermer, Jr. ( Schermer ) is currently the Issuer s Executive Vice President and Treasurer and a member of the Issuer s Board of Directors.

     (d)  Gerard Belisle, Jr. is currently the Issuer s Senior Vice
President.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended with the following changes:

     On August 19, 1996, MCC used available funds in the amount of $4.35 per share to acquire 1,300 shares of the Issuer s Common Stock which MCC holds individually. On August 19, 1996, Hewett used personal funds in the amount of $4.35 per share to acquire 5,000 shares of Common Stock which he holds individually. On April 23, 1996, Schermer used personal funds in the amount of $6.25 per share to acquire 600 shares of Common Stock, 500 of which he holds individually and 100 of which he holds as a custodian for a minor child. On August 26, 1996, Schermer used personal funds in the amount of $4.35 per share to acquire 500 shares of Common Stock which he holds individually.

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Item 4.  Purpose of Transaction.

     Item 4 is amended with the following changes:

     MCC, Hewett and Schermer purchased additional Common Stock in the
Issuer for investment purposes.   MCC, Hewett and Schermer may acquire
further shares of Common Stock from time to time in the market, in private transactions or otherwise.


Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended with the following changes:

     (a) MCC beneficially owns 1,551,300 shares of Common Stock, constituting approximately 48.6% of the issued and outstanding shares of Common Stock.

     Hewett beneficially owns 1,559,300 shares of Common Stock constituting approximately 48.8% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Hewett includes 1,551,300 shares beneficially owned by MCC. Hewett is a 67% shareholder in MCC.

     Schermer beneficially owns 1,200 shares of Common Stock, constituting approximately 0.04% of the issued and outstanding shares of Common Stock. Schermer is a 33% shareholder in MCC.

     Changes in the percentage of ownership of the Issuer s Common Shares since the last report on Form 13D are a result of the purchases described above and the issuance of additional Common Shares by the Issuer.

     (b) Ownership of the shares disclosed above, and the power of MCC, Hewett and Schermer to vote and dispose of such shares, is described below:

NO. OF SHARES      MANNER OWNED     VOTING POWER    DISPOSITIVE POWER
_____________	     ____________	    ____________    _________________

  1,551,300             MCC           Shared 1           Shared 1

      8,000            Hewett           Sole               Sole
                    Individually

      1,200           Schermer          Sole               Sole
              		    Individually

1 Voting and dispositive power is shared between MCC and Hewett by virtue of Hewett being a 67% shareholder in MCC.

     (c) The only transactions in the Common Stock by MCC, Hewett or Schermer during the past sixty (60) days were the purchase of 1,300 shares by MCC on August 19, 1996, the purchase of 500 shares individually and 100 shares as custodian for a minor child by Schermer on April 23, 1996, the purchase of 500 shares by Schermer on August 26, 1996, and the purchase of 5,000 by Hewett on August 19, 1996.


                                SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 29, 1996                   MERITAGE CAPITAL CORP.


                                         /s/ Christopher B. Hewett
                                        By:___________________________
                                           Christopher B. Hewett
                                           President


                                        /s/ Christopher B. Hewett
                                        ______________________________
                                        Christopher B. Hewett
                                        Individually


                                        /s/ Robert E. Schermer, Jr.
                                        _______________________________
                                        Robert E. Schermer, Jr.
                                        Individually